Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 18, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Foamex International Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Foamex International Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form its Registration Statement on Form S-1 (the “Registration Statement”) in connection with the Company’s proposed offering of common stock.

The Company has wired $6,878 to the Commission’s account at U.S. Bank, N.A. in payment of the applicable fee.

Should you have any questions regarding the Registration Statement, please feel free to contact Judith R. Thoyer at
(212) 373-3002 or the undersigned at (212) 373-3431.

Very truly yours,

/s/ Aun A. Singapore

Aun A. Singapore

cc:.	Andrew R. Prusky, Esq.
Foamex International Inc.

Judith R. Thoyer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard Cooper, Esq.
Cleary Gottlieb Steen & Hamilton LLP